                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 5

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               EASYRIDERS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 par value
                        (Title of Class of Securities)

                                   277848107
                                (CUSIP Number)

                                 Joseph Teresi
                              28210 Dorothy Drive
                        Agoura Hills, California 91301
                           Telephone: (818) 889-8740
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 29, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP NO. 277848107
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Joseph Teresi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,787,694
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,787,694

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,787,694

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.77%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

     This Amendment No. 5 of Statement on Schedule 13D is the Fifth Amendment Statement for Joseph Teresi. It represents an amendment to the Statement on
Schedule 13D filed on behalf of Joseph Teresi on October 5, 1998, which was last amended by the filing of the Fourth Amendment thereto on April 24, 2000.

Item 1.   Security and Issuer

     Common Stock, $.001 par value ("Common Stock") of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 28210 Dorothy Drive, Agoura Hills, CA 91301.

Item 2.   Identity and Background

     This statement is filed by Joseph Teresi ("Mr. Teresi"). Mr. Teresi is the Publisher and Chief Executive Officer of Paisano Publications, Inc., a principal subsidiary of the Company, and a director of the Company. The principal executive office of Paisano Publications, Inc. is the same as the Company.

Item 3.   Source and Amount of Funds or Other Consideration

     On December 29, 2000, Mr. Teresi sold 200,000 shares of Common Stock beneficially owned by him to Breakwater Capital Management, L.L.C., a New York limited liability company of which John Corrigan, a director of the Company, is a 50% owner. The shares were purchased at a price of $0.25 per share in exchange for a promissory note (the "Breakwater Note") in favor of Mr. Teresi in the principal sum of $50,000. Interest on the Breakwater Note is fixed at 6.10%. The principal and all accrued interest under the Breakwater Note are due on December 31, 2001.

     On December 29, 2000, Mr. Teresi sold 2,000,000 shares of Common Stock beneficially owned by him to KC Publishing, Inc., a Delaware corporation. The shares were purchased at a price of $0.25 per share in exchange for a promissory note (the "KC Note") in favor of Mr. Teresi in the principal sum of $500,000. Interest on the KC Note is fixed at 6.10%. The principal and all accrued interest under the KC Note are due on December 31, 2001.

Item 4.   Purpose of Transaction

     The shares were sold by Mr. Teresi in furtherance of his tax planning objectives.

     Mr. Teresi may acquire and/or dispose of additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Teresi to increase or decrease his holdings in the Common Stock may depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of Mr. Teresi and general economic and market conditions.

     Mr. Teresi has disclosed to the board of directors a plan which, if implemented, would result in the resignation of Mr. Martin as Chairman of the Board and a director of the Company. The terms of such plan are presently the subject of negotiations between Mr. Martin, Mr. Teresi, and the Company. The outcome of these negotiations is presently uncertain.

     Other than the foregoing, Mr. Teresi presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Teresi may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.   Interest in Securities of Issuer

     (a) As of the date of this report, Mr. Teresi beneficially owns an aggregate of 10,787,694 shares of Common Stock, or approximately 31.77% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). As of the date of this report, John Martin beneficially owns an aggregate of 7,271,214 shares of Common Stock, or approximately 21.41% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). The shares of Common Stock held by Mr. Martin and Mr. Teresi are subject to a Stockholders' Voting Agreement between themselves, and accordingly Mr. Teresi may be deemed to share voting power for limited purposes with respect to shares of Common Stock beneficially owned by Mr. Martin. Mr. Teresi disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Martin.

     (b) Mr. Teresi holds sole voting and dispositive power with respect to the 10,787,694 shares of Common Stock described as being beneficially owned by him, except in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors. For such matters, Mr. Teresi may share the voting power with Mr. Martin pursuant to the provisions of a Stockholders' Voting Agreement.

     (c) During the past 60 days, Mr. Teresi made the following open market purchases of Common Stock of the Company:

     Date Acquired    Number of Shares    Price per Shares    Total Shares Owned
     -------------    ----------------    ----------------    ------------------
          11/28/00              34,800             $0.3125            12,885,194
          11/28/00              17,400             $0.3750            12,902,594
          11/28/00               2,100             $0.4375            12,904,694
          11/28/00              63,000             $0.5000            12,967,694
           12/7/00              19,900             $0.3750            12,987,594
           12/7/00                 100             $0.3125            12,987,694
          12/29/00          (2,200,000)*           $0.2500            10,787,694

* Represents the shares disposed of on December 29, 2000 as reported herein.

     (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Common Shares sold to Breakwater Capital Management were transferred pursuant to a Stock Purchase Agreement dated as of December 29, 2000, a copy of which is attached hereto as Exhibit 2 (the "Breakwater Agreement"). Pursuant to the Breakwater Agreement (i) Mr. Teresi was granted a "limited voting proxy" with respect to the 200,000 shares of Common Stock, and (ii) all of the shares conveyed were "restricted shares" and subject to a legend reflecting that "these securities have not been registered under the Securities Act of 1933," etc. (a "Rule 144 Legend"). Subsequently, it was agreed that of the total number of shares conveyed, 100,000 shares would be those previously registered and not subject to a Rule 144 Legend.

     The Common Shares sold to KC Publishing, Inc. were transferred pursuant to a Stock Purchase Agreement dated as of December 29, 2000, a copy of which is attached hereto as Exhibit 3 (the "KC Agreement"). Pursuant to the KC Agreement
(i) Mr. Teresi was granted a "limited voting proxy" with respect to the 2,000,000 shares of Common Stock, and (ii) all of the shares conveyed were "restricted shares" and subject to a Rule 144 Legend. Subsequently, it was agreed that of the total number of shares conveyed, 134,940 shares would be those previously registered and not subject to a Rule 144 Legend.

Item 7.   Materials to be Filed as Exhibits

Exhibit No.    Description
-----------    -----------

1 Stockholders' Voting Agreement between John Martin and Joseph Teresi dated September 23, 1998. (incorporated by reference to
               Exhibit 1 to the Schedules 13D, filed October 5, 1998).

2              Stock Purchase Agreement between Joseph Teresi and Breakwater
               Capital

               Management, LLC dated December 29, 2000, and Promissory Note attached thereto as Exhibit A.

3 Stock Purchase Agreement between Joseph Teresi and KC Publishing, Inc. dated December 29, 2000, and Promissory Note attached thereto as Exhibit A.


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January, 8, 2001           By:   /s/ Joseph Teresi
                                       ---------------------------
                                             Joseph Teresi